

November 24, 2009

Via Facsimile (212) 969-2900 and U.S. Mail

Julie M. Allen, Esq.
Proskauer Rose LLP
1585 Broadway
New York, NY 10036

>   **Re: Presidential Life Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed November 18, 2009**
>   **File No. 0-05486**

Dear Ms. Allen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A

Cover Letter

1.   We note your disclosure that Mr. Kurz is seeking to "reinsert himself as Chief Executive Officer in charge of the day-to-day business activities of the Company." Mr. Kurz has stated in his consent solicitation that he would only be appointed CEO on a temporary basis, until a permanent CEO could be identified and appointed by the board. Thus, please revise every instance in your consent solicitation in which your disclosure contradicts Mr. Kurz's stated intentions in this respect.

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide the support described for the following disclosure:

- that "Mr. Kurz is no longer well suited to act as [CEO] and principal steward" of the company;
- that the "incumbent directors and management have been delivering against the Company's strategic initiatives and have positioned the Company for additional growth opportunities, while strengthening the Company's corporate governance and practices"; and,
- that the "collective experience" of the Kurz nominees "does not make them better qualified [than the incumbent directors] to guide the Company" (page 8).

Cover Page

3.   Please revise your disclosure to explain the relevance of Mr. Kurz's age on page 1.

4.   Please revise your disclosure to explain in the third paragraph of page 1 why the independent committee believes the company's security holders "should have serious concerns about whether the interests and goals of Mr. Kurz may diverge significantly" from those of the security holders as a whole.

Description of the Kurz Consent Solicitation, page 6

5.   Please update proposal 4 here and in the form of consent to be consistent with Mr. Kurz's proposal 4.

Background of the Kurz Consent Solicitation, page 7

6.   Please provide us with supplemental support for the 2004 and 2008 Moody's reports referenced on page 7.

Reasons to Reject the Kurz Consent Solicitation Proposals, page 8

7.   Please revise your disclosure to explain why you do not believe the Kurz proposals are "not in the best interests of the Company or its stockholders." In this respect, please revise your disclosure to describe both the positive and negative effects of each proposal on the company and on its security holders. Please address each proposal separately.

Form of Consent Card

8.   Please revise the form of consent to clearly identify it as being preliminary. See
        Rule 14a-6(e)(1) of Regulation 14A.

9.   Please revise proposals 1 and 3 in the form of consent to comply with Rule 14a-
        4(b)(2).

Closing Comments

        Please amend the preliminary proxy statement in response to these comments.
Clearly and precisely mark the changes to the preliminary proxy statement effected by
the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may
have further comments upon receipt of your amendment; therefore, please allow adequate
time after the filing of the amendment for further staff review.

        You should furnish a response letter with the amendment keying your responses
to our comment letter and providing any supplemental information we have requested.
You should transmit the letter via EDGAR under the label "CORRESP." In the event
that you believe that compliance with any of the above comments is inappropriate,
provide a basis for such belief to the staff in the response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company is in
possession of all facts relating to its disclosure, it is responsible for the accuracy and
adequacy of the disclosures it has made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions